UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 07, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF no. 60.643.228/0001-21

NIRE 35.300.022.807

(open company)

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON MARCH 07, 2012

Date, time and place: Held on March 07, 2012, at 09:00 AM, by videoconference, at the Company’s headquarters located at Alameda Santos, No. 1357, 6th floor, in the city of São Paulo, State of São Paulo.

Call:  The call notice was waived, since all of the members of the Board of Directors in office were present.

Attendance: All members of the Board of Directors of the Company were present: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Silva D’Ambrósio; Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat

Officers:  Mr. José Luciano Duarte Penido — Chairman.

Mrs. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: (i) Notice of Extraordinary General Meeting to deliberate amendments to the Bylaws, (ii) Recommendations to the General Meeting and (iii) increase the Company’s capital.

Resolutions: After discussion and review of matters on the agenda, by unanimous vote of the Board, without reservations and/or exceptions, the following was decided:

(i)            To call an Extraordinary General Meeting of the Company pursuant to art. 17, item V of the Bylaws in order to discuss the amendment of the Bylaws of the Company and other matters pertaining to those deliberations. It is hereby authorized to call the second Extraordinary General Meeting if the quorum needed for the decisions set forth herein is not met.

(ii)           To consign a recommendation to the General Meeting to change art. 6 of the Bylaws of the Company in order to increase the authorized capital so that the capital can be increased in accordance with article 168 of Law 6.404/76, by issuing up to 150,000,000 (one hundred and fifty million) common shares, regardless of statutory work;

(iii)          To consign a recommendation to the General Meeting to increase the capital of the Company in the amount of R$ 1,250,000,000.00 (one billion two hundred and fifty million reais), taking place later in the primary public offering of common shares.

Closure: There being nothing else to address, the meeting was closed, drawing up these minutes, which was read, foundto be accurate, approved and signed by all present. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Silva D’Ambrósio; Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; Raul Calfat; and Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, March 07, 2012.

I hereby certify that this is a true copy of the minutes of the Ordinary Meeting of the Board of Directors held on March 7, 2012 recorded at the proper book.

José Luciano Duarte Penido
Chairman

Claudia Elisete Rockenbach Leal
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 07, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO